SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

MONMOUTH CAPITAL CORPORATION

--------------------------------------------------------------------------

(Name of Issuer)

Common Stock, par value $1.00 per share

--------------------------------------------------------------------------

(Title of Class of Securities)

609524103

--------------------------------------------------------------------------

(CUSIP Number)

March 30, 2005

--------------------------------------------------------------------------

(Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this

Schedule is filed:

                  [   ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [   ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  609524103                 13G                       PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

        (Entities Only)

        United Mobile Homes, Inc. (UMH)

--------------------------------------------------------------------------------

  2     Check the Appropriate Box if a Member of a Group

(a) [   ]

        (See Instructions)

(b) [   ]

--------------------------------------------------------------------------------

  3     SEC Use Only

--------------------------------------------------------------------------------

  4     Citizenship or Place of Organization

        Maryland

--------------------------------------------------------------------------------

    Number of Shares Beneficially Owned by Each Reporting Person With

  5       Sole Voting Power                    919,025*

  6       Shared Voting Power

      -0-

  7       Sole Dispositive Power             919,025*

  8       Shared Dispositive Power                -0-

--------------------------------------------------------------------------------

  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        919,025*

--------------------------------------------------------------------------------

 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

        (See Instructions)

        Not Applicable

--------------------------------------------------------------------------------

 11     Percent of Class Represented by Amount in Row (9)

        14.9%*

--------------------------------------------------------------------------------

 12     Type of Reporting Person (See Instructions)

        CO

*After conversion of all convertible debentures.  UMH owns 85,692 shares of Monmouth Capital Corporation (MONM) stock.  UMH also owns $5,000,000 of 8% MONM convertible debentures convertible into 666,667 shares of MONM stock and $1,000,000 of MONM convertible debentures convertible into 166,666 shares of MONM stock.  Upon conversion of all convertible debentures, MONM will have 6,181,861 shares outstanding, of which UMH will own 919,025 shares, or 14.9%.

CUSIP No.  609524103                 13G                             Page 3 of 5

--------------------------------------------------------------------------------

ITEM 1.

(a)  NAME OF ISSUER:

Monmouth Capital Corporation

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

3499 Route 9 North, Suite 3C

Freehold, New Jersey  07728

ITEM 2.

(a)  NAME OF PERSON FILING:

United Mobile Homes, Inc.

(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

3499 Route 9 North, Suite 3C

Freehold, New Jersey  07728

(c)  CITIZENSHIP:

A corporation incorporated in the state of Maryland, USA

(d)  TITLE OF CLASS OF SECURITIES:

Common Stock, par value $1.00 per share

(e)  CUSIP NUMBER:

609524103

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR

13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS:

Not Applicable

CUSIP No.  609524103                    13G                          Page 4 of 5

--------------------------------------------------------------------------------

ITEM 4.

OWNERSHIP

(a)  AMOUNT BENEFICIALLY OWNED:  919,025*

(b)  PERCENT OF CLASS:  14.9%*

(c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)   Sole power to vote or to direct the vote:  919,025*

(ii)  Shared power to vote or to direct the vote:  -0-

(iii) Sole power to dispose or to direct the disposition of:

919,025*

(iv)  Shared power to dispose or to direct the disposition of:

-0-

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of  securities, check the following: [   ]

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH

ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT

HOLDING COMPANY OR CONTROL PERSON

Not applicable

______________________________

*After conversion of all convertible debentures.  UMH owns 85,692 shares of Monmouth Capital Corporation (MONM) stock.  UMH also owns $5,000,000 of 8% MONM convertible debentures convertible into 666,667 shares of MONM stock and $1,000,000 of MONM convertible debentures convertible into 166,666 shares of MONM stock.  Upon conversion of all convertible debentures, MONM will have 6,181,861 shares outstanding, of which UMH will own 919,025 shares, or 14.9%.

CUSIP No.  609524103                    13G                          Page 5 of 5

--------------------------------------------------------------------------------

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.

CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

April 18, 2005

United Mobile Homes, Inc.

By:   /s/ Anna T. Chew

---------------------------------------------------

Vice President and Chief Financial Officer